## Contact

www.linkedin.com/in/m-francois-cfa-305 (LinkedIn)

## Top Skills

Financial Modeling
Valuation
Financial Analysis

## Languages

English
Spanish

## Certifications

Chartered Financial Analyst

# Marvin A. François, CFA

const indefatigable = ( function () { Math.pow(persistence, tirelessness) } ) ();
St Louis, Missouri, United States

## Summary

Indefatigable.

Former banker, turned tech founder.

Self-taught in JS + React Native

Incredibly passionate about building and investing in disenfranchised communities, and leveraging technology to disrupt the invisible market forces that exacerbate the wealth and opportunity gaps.

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## Experience

oneKIN, Inc.
Co-Founder / CEO
August 2016 - Present (6 years 8 months)

Macquarie Group
8 years 8 months

Vice President
July 2019 - August 2020 (1 year 2 months)
New York, United States

Advise on deal structuring including securitized private lending and exotic hedging
transactions with multi-billion hedge funds, private equity funds, and corporates

Develop and critique cash flow and valuation models as part of the deal structuring process

Perform due diligence and credit analysis on hedge funds, real estate funds, and
other alternative investment managers

Actively monitor $100m's of Macquarie's exposures to alternative asset managers in light of macro changes and market shifts

Regularly visit and maintain relationships with funds' CEO's, CFO's, and CRO's  to obtain
critical insight into their investment strategies, operations, performance, and outlook

Prepare and present a research-based monthly update on the alternative investments universe
to Macquarie's RMG global head of financial institutions

Objectively assess risk-return tradeoffs on proposed transactions to ensure deal economics
support the risk undertaken

Provide independent view of potential risks, and advise on strategies to mitigate risk

Manager / Assistant Vice President
July 2016 - June 2019 (3 years)

Senior Analyst
July 2014 - June 2016 (2 years)

Analyst / Associate
January 2012 - June 2014 (2 years 6 months)

Corporate Portfolio Analytics
Senior Analyst
June 2008 - August 2010 (2 years 3 months)

Performed structural analyses on clients' real assets portfolios to guide strategic planning initiatives;

Provided market intelligence articulating the firm's view on industry trends in the
commercial real assets space, and the related risks and opportunities.

## Education

New York University
Master's Degree  · (2010 - 2012)

Boston College
BS, Finance · (2004 - 2008)

Coral Gables Senior High School
 · (2000 - 2004)